UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 30 May 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Harmony Gold Mining Company Limited
ISIN: ZAE000015228
Code: HAR
Registration number 1950/038232/06
(“Harmony” or “the Company”)

TERMINATION OF AGREEMENT WITH THE CONSORTIUM TO DISPOSE OF
EVANDER GOLD MINES LIMITED

Shareholders are referred to the announcement released on
SENS on 30 January 2012, informing shareholders that
Harmony Gold Mining Company Limited (“Harmony”) had signed
a sale of shares and claims agreement with a consortium
comprising Pan African Resources PLC and Witwatersrand
Consolidated Gold Resources Limited (together, the
“Consortium”), for the disposal of Harmony’s entire
interest in Evander Gold Mines Limited (“Evander”).

The Consortium has advised Harmony that it could not effect
fulfilment of certain of the conditions precedent to the
sale of shares and claims agreement. The agreement has
accordingly been terminated with immediate effect with the
consent of all parties.

30 May 2012

Financial Advisor and Transaction Sponsor
Merrill Lynch South Africa (Pty) Ltd

Legal Advisor
Cliffe Dekker Hofmeyr Incorporated

Sponsor
JP Morgan

For more details contact:

Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 30, 2012
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director